DEXIA
Group

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

September, 11th, 2003

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia Bank Belgium this week.

Please do not hesitate to contact me (☎ +32-2-213 57 35) should you have any further queries.

Yours faithfully

Paul Delva
Deputy Secretary General

9/26

PRESS RELEASE

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

September 11, 2003
EMBARGO 5.40 PM

«MEDIA»
«NOM»

Second Quarter 2003 Activity and Results

- **Net Income:** **Eur 446 Million (Up 15.8% Vs Q2 2002)**
- **Operating Income** **Eur 622 Million (Up 14.9% Vs Q2 2002)**
- **Return On Equity [2]:** **17.5%**
- **Earning Per Share:** **Eur 0.66 For The First Half Of 2003 (Eur 1.13 For Full Year 2002)**
- **Tier One Ratio:** **9.7%**

- **Very strong activity in Public / Project Finance and Credit Enhancement in the Second Quarter; improved performance in Retail Financial Services and Investment Management Services**

EUR Million	Q2 03	Evolution Q2 03/Q2 02	H1 03	Evolution H1 03/H1 02
Revenues	**1,361**	-4.8%	**2,608**	-5.5%
At constant scope and excluding exceptional items[1]		+6.5%		+2.7%
Costs	**-733**	-7.8%	**-1,493**	-5.8%
At constant scope and excluding exceptional items		-2.7%		-3.4%
Gross Operating Income	**628**	-1.1%	**1,115**	-5.1%
At constant scope and excluding exceptional items		+19.4%		+11.9%
Operating Income	**622**	+14.9%	**1,044**	-0.4%
At constant scope and excluding exceptional items		+30.9%		+15.9%
Net Income	**446**	+15.8%	**761**	-2.7%
At constant scope and excluding exceptional items		+44.0%		+15.4%

1. Consolidated Accounts as of June 30th, 2003

The Board of Directors of Dexia met on September 11, 2003. It approved the Group's accounts as of 30 June 2003. These are summarized below.

EUR Million	Q2 02	Q2 03	Evolution	Underlying Evolution*	H1 02	H1 03	Evolution	Underlying Evolution*
Revenues	1,430	1,361	-4.8%	+6.5%	2,759	2,608	-5.5%	+2.7%
Costs	-795	-733	-7.8%	-2.7%	-1 584	-1 493	-5.8%	-3.4%
Gross Operating Income	635	628	-1.1%	+19.4%	1,175	1,115	-5.1%	+11.9%
Cost of Risk	-94	-6	-93.2%	-66.7%	-126	-71	-43.5%	-29.9%
Operating Income	541	622	+14.9%	+30.9%	1,049	1,044	-0.4%	+15.9%
Taxes	-126	-93	-26.3%	+7.9%	-244	-237	-2.8%	+14.1%
Net Income	385	446	+15.8%	+44.0%	782	761	-2.7%	+15.4%
Cost/Income ratio	55.6%	53.8%	-	-	57.4%	57.2%	-	-
ROE[2]	19.1%	20.5%	-	-	19.6%	17.5%	-	-

* Without exceptional items, pro forma

Revenues for the Second Quarter 2003, at EUR 1,361 million, were down 4.8% compared to the same quarter of last year. Excluding exceptional and non-recurring items, the evolution was up 6.5% (+8.7% at a constant exchange rate). Of note, in the Second Quarter of 2002, capital gains were recorded on the OLO portfolio (EUR 49 million), on the sale of a stake in Clearstream (EUR 75 million), and on some other non-strategic assets (EUR 12 million). In the Second Quarter of 2003, exceptional and non-recurring revenues amounted to only EUR 3 million. The satisfactory progression of the quarterly underlying revenues stems from the good performance of the Group's first business line, which was up 9.1% quarter-on-quarter evolution (in spite of an unfavorable evolution of the US Dollar / Euro parity), as well as the continued increase of revenues (+3.8%) in retail financial services.

First Half revenues recorded a 5.5% reduction as compared with the First Half of 2002, but a 2.7% increase when the impact of changes in the scope of consolidation and the exceptional items are excluded. At a constant exchange rate, the half-yearly revenues have increased by 5.1%

Operating Expenses amounted to EUR 733 million in the Second Quarter 2003, a 7.8% drop compared to the same quarter of 2002. Nevertheless, the quarter-on-quarter decrease amounts to 2.7% (-1.7% at a constant exchange rate), excluding exceptional expenses related mainly to restructuring charges. This evolution demonstrates that the various actions taken in order to contain the costs have been successful, thanks in particular to the synergies derived from Artesia's integration.

Over the whole of the First Half, costs have also recorded a fall of 5.8% as compared to last year's First Half (–3.4% excluding the impact of the changes in the scope of consolidation and the exceptional items). At a constant exchange rate, the decrease in half yearly underlying operating expenses was 2.3%.

Gross Operating Income reached EUR 628 million, or a 1.1% decrease. Excluding exceptional and non-recurring items, it recorded a 19.4% increase (+23.2% at a constant exchange rate). The sequence of underlying gross operating income in the last 5 quarters, indicated below, demonstrates the capacity of Dexia to bring expenses down and also shows that revenues have evolved favorably in a difficult environment over this period. This stems,

Excluding exceptional and non-recurring items; pro forma

EUR Millions	Q2 02	Q3 02	Q4 02	Q1 03	Q2 03
Revenues	1,289	1,090	1,323	1,236	1,373
Costs	-752	-727	-772	-745	-732
GOI	537	363	551	491	641

Cost / Income Ratio also improved over the period, both in total (57.2% in the First Half 2003 against 57.4% in the First Half 2002), and on the basis of underlying costs and revenues (56.6% in the First Half 2003 as compared to 60.2% in the same period of 2002).

Cost of Risk in the Second Quarter of 2003 amounted to EUR -6 million, a strong decline as compared to the Second Quarter 2002 level of EUR -94 million. It amounted to EUR -71 million cumulatively over the six first months, a –43.5% drop over the first half of 2002. One should bear in mind that the Second Quarter 2002 cost of risk included two specific items: i) an addition to FSA's general provision of EUR 34 million; ii) a EUR 32 million provision at Dexia Bank Nederland on the share leasing activity. Conversely, the Second Quarter 2003 includes a EUR +18 million provision write-back.

Thus, banking activities charge of risk (excluding Dexia Nederland Holding) for the first half amounted to 4.7 basis points on an annual basis, back to the very low levels historically experienced by the Group, i.e. below 10 basis points. Regarding FSA's credit enhancement activities, the corresponding ratio (allowances to the general reserve divided by net outstanding par insured) amounted to an annualized 0.9 basis point for the same period.

Operating Income for the Quarter reached EUR 622 million, representing a 14,9% increase. Excluding exceptional and non-recurring items, it grew by 30.9%

Over the first half, operating income amounted to EUR 1,044 millions, a -0.4% evolution compared to First Half 2002, and a 15.9% increase excluding changes in the scope of consolidation and exceptional items. At a constant exchange rate, the progression is up 20.3%.

Corporate Income Tax for the first half amounted to EUR -237 million, as compared to EUR -244 millions for the six months of 2002, recording a slight 2.8% decrease. This apparent stability in fact hides an increase of the tax charge on the current business (EUR 35 million or +14.1%) which stems from the increase of the underlying result and, in the other direction, a net tax credit of EUR 50 millions relating to exceptional items recorded in the First Half of 2003 (compared with EUR 13 million recorded in the same period of 2002).

Net Income amounted to EUR 446 million for the Second Quarter of 2003, an increase of 15.8% compared to the Second Quarter of 2002. At constant scope and excluding exceptional items, the increase was 44.0%. Over the First Half, Net Income recorded a 2.7% reduction, at EUR 761 million, but a 15.4% increase when the impact of changes in the scope of consolidation and the exceptional items are excluded.

The ***ROE*** (Return On Equity), reached 17.5%. It amounted to 19.6% in the First Half 2002.

Earnings Per Share reached EUR 0.66 for the first six months of the year. They were EUR 1.13 for the Full Year 2002.

Group Tier One Ratio stood at 9.7% on 30 June 2003. It was at 9.3% at the end of 2002.

of the end of June 2003. ***Insurance*** services have also experienced strong growth, in particular those catering to local authorities, employees, and conducted mainly by Dexia-Sofaxis, and to the corporate and institutional customers of DVV Insurance. Premiums collected by Dexia-Sofaxis during the First Half of 2003 amounted to EUR 248 millions, exceeding by 11.6% those recorded over the same period of 2002. Insurance premiums issued by DVV Insurance reached EUR 64 million, up 35.2% over the first half of last year. Finally, the ***Debt Management*** activity has been buoyant, with EUR 8.6 billion of facilities restructured during the first half of 2003, primarily in France and Belgium but also in the other entities of the Group (United States, Spain, and Italy).

At **FSA** (Financial Security Assurance), the activity of the First Half has been particularly strong[5]. This mainly reflects the exceptionally high level of originations in the Municipal sector during the Second Quarter. FSA has adapted and strengthened its underwriting criteria in ***Asset Backed Securities*** in a more uncertain economic background. This has caused, both for the Second Quarter and First Half 2003, lower amounts of par originated and gross present value premiums compared to the same periods last year. As of June 2003, the ***Net Par Outstanding*** insured was USD 278 billion (+12.3% over 12 months).

Results of the business (excluding exceptional items, pro forma)

EUR Millions	Q2 02	Q2 03	Evol.	Evol. at constant exch. rate	H1 02	H1 03	Evol.	Evol. at constant exch. rate
Revenues	439	479	+9.1%	+15.8%	873	934	+7.0%	+14.2%
Costs	-144	-153	+6.0%	+10.5%	-307	-307	+0.0%	+4.4%
Gross Operating Income	294	326	+10.6%	+18.5%	566	627	+10.8%	+19.5%
Net income	176	224	+27.3%	+36.4%	365	418	+14.5%	+24.4%
C/I Ratio	32.9%	32.0%	-	-	35.1%	32.8%	-	-
ROEE (*)	21.5%	26.7%	-	-	22.1%	25.0%	-	-

* Return on economic equity, annualized

Underlying ***Revenues*** for the Second Quarter 2003 grew by 9.1% as compared to the same period of 2002, in line with the strong performance of the activity. At a constant exchange rate, this increase would have been 15.8%.

The underlying ***Gross Operating Income*** for the Second Quarter 2003 (EUR 326 million) increased by 10.6% thanks to an evolution of the costs which was lower than that of the revenues.

The underlying ***Cost / Income Ratio*** continues to improve at 32.0% for the Second Quarter of 2003 against 32.9% in the same period of 2002. This improvement is also noticeable this year, the ratio coming down from 35.1% in the first half of 2002 to 32.8% in the first six months of 2003.

Net Income recorded a strong increase (+27.3% and +36.4% at a constant exchange rate) over the quarter. This stems from the notable decrease in the cost of risk, which is back to the region of its historically low level (EUR 43 million in the Second Quarter 2002 down to EUR 6 millions in the Second Quarter 2003). It must be borne in mind that the Second Quarter of last year recorded an upward adjustment (EUR +34 million) of the provision on the FSA's portfolio Collateralized Debt Obligations.

The business line's ***Return on Economic Equity*** thus improved, both on a quarterly basis (26.7% against 21.5% in the Second Quarter of 2002), and on the half yearly basis (25.0% against 22.1% in the first six months of 2002).

Revenues amounted to EUR 452 million for the Second Quarter, up 3.8% over the same period last year, caused mainly by a progression of the net interest and related income (+8.4%), which has more than outweighed the drop in net commissions and other income (-6.2%). Net interest and related income has been supported by a positive volume effect on both the investment products (especially savings deposits) and lending activities. Margins have remained stable overall on slightly higher customer loans and customer assets; on the savings deposits, interest rates were cut by 25 bp at the beginning of the Second Quarter.

Revenues grew by 4.3% over the First Half.

Costs have recorded a 2.8% decline in the Second Quarter of 2003 as compared to the same period last year and a 2.0% decrease in the First Half, due to the effect of the cost cutting program and partially to the synergies derived from Artesia's integration.

The ***Cost / Income Ratio*** thus improved 5 percentage points between 2002 and 2003 to reach 74.1% in the Second Quarter. The same evolution occurred on a half yearly basis, the ratio coming down from 82.3% in the First Half of last year to 77.3% in the First Half of 2003.

Gross Operating Income recorded a strong 28.9% increase at EUR 117 million for the Second Quarter (a +33.6% evolution between the first halves of 2003 and 2002).

Since the cost of risk was of the same order of magnitude, ***Net Income*** also experienced a strong increase in the Second Quarter (+35.4%) to EUR 88 million, and in the First Half at EUR 137 million (a +27.9% increase over the first half 2002).

Profitability thus recovered strongly. The return on economic equity reached 15.3% for the First Half (19.7% in the Second Quarter).

3. Investment Management Services

After a difficult First Quarter, characterized by a particularly bad market environment, this business line experienced a pick up in the Second Quarter, in the context of a slight stock market recovery. This increase stems from both the good operational performance, notably in Asset Management and Fund Administration, and also from cost reductions. The activities of Dexia Nederland Holding (covering Dexia Bank Nederland and Kempen&Co) are analyzed separately.

<u>Activity</u>

Private Banking customer assets increased slightly (+1.0%) over the Second Quarter to reach EUR 29.4 billion as of the end of June 2003. This increase is due primarily to the effects of a positive valuation (EUR +0.9 billion) partially offset by a slight outflow over the quarter (EUR –0.6 billion). It is noteworthy that the strategy of reallocation of assets from traditional to more structured products has continued during the quarter.

Asset Management volumes amounted to EUR 72.8 billion, a 6.7% increase (or EUR 4.6 billion) compared to the end of the First Quarter, coming back to their level at the end of June 2002. This evolution is explained by a positive market effect (EUR +3.3 billion), but also by net inflows of EUR +1.3 billion after the conclusion of approximately fifteen new institutional mandates, and the success of the life insurance products distributed by Dexia Insurance and DVV.

In ***Fund Administration***, the activity has been very satisfactory. *Custody* activities assets grew strongly (+12.1% or EUR +13.2 billion) during the quarter, to reach EUR 121.3 billion at the end of June. This is partially explained by a positive market effect (EUR +4.5 billion) but mainly by the very good operational performances, principally in Luxembourg (with the conclusion of two important mandates: Julius Baer and HSBC), in France, and in Ireland. The *Central Administration* activity also experienced a very good quarter with an increase of 7.0% over the First Quarter 2003 in the number of Net Asset Valuation (NAV) calculated. This is the main profit driver for this [illegible] explained by the development of this activity in Luxembourg and Hong-Kong. Finally, in

Regarding ***Activities in the Netherlands*** (Dexia Bank Nederland and Kempen&Co), excluding *share-leasing* (see below), Private Banking customer assets stood at EUR 1.9 billion as of 30 June 2003, a moderate increase compared to the end of March (positive market effect). Assets under management were up 8.1% compared to the end of March, to EUR 4.5 billion, also benefiting from a positive market. Finally, Dexia conducts a custody activity in the Netherlands for institutional customers. Outstandings grew by 9.2% during the Second Quarter 2003 to EUR 33.1 billion as of June 30, 2003.

The amount of outstanding of ***share-leasing*** contracts was EUR 3.7 billion at the end of June 2003. Total lack of collateral amounted to EUR 1.7 billion as of July 4, 2003 (closing date of the Dexia commercial offer) calculated on an AEX index of 293. The total lack of collateral was EUR 1.5 billion (calculated on an AEX index of 329) at the end of August 2003. Following the closing of the offer, (please refer to the press release issued on July 9, 2003 for more details) and given the experience in terms of delinquencies on the portfolio, a new methodology of provisioning has been defined allowing to cover both the potential and actual credit risks and the cost of the commercial offer. The stock of provisions in the accounts of March 31, 2003 (EUR 496 million) turned out to be in excess of the provisioning requirement as defined by the application of the new methodology. Thus a write back of EUR 18 million has been booked in the Second Quarter accounts, resulting in an identical level of provisions at June 30, 2003 and December 31, 2002

Results of the business (excluding exceptional items, pro forma)
including Dexia Nederland Holding

EUR Million	Q2 02	Q2 03	Evol.	Evol. at constant exch. rate	H1 02	H1 03	Evol.	Evol. at constant exch. rate
Revenues	252	235	-6.8%	-5.7%	525	459	-12.6%	-11.4%
Costs	-161	-147	-8.4%	-8.2%	-338	-310	-8.5%	-8.4%
Gross Operating Income	91	88	-4.1%	-1.1%	187	149	-20.1%	-16.9%
Net Income	63	57	-8.9%	-6.0%	130	100	-22.8%	-19.6%
C/I Ratio	63.7%	62.7%	-	-	64.5%	67.5%	-	-
ROEE*	41.1%	36.5%	-	-	42.3%	31.9%	-	-

* Return on economic equity, annualized

Revenues of the business line amounted to EUR 235 million for the Second Quarter, down 6.8% compared to the same period in 2002. This unfavorable evolution is largely explained by the decrease in commissions and other income (-14.0%) . Revenues in the Second Quarter nevertheless rebounded as compared to the First Quarter of the year (+5.1%).

Over the First Half, revenues have experienced the same downward trend, declining by -12.6%, the First Quarter of 2003 having been particularly hit by the unfavorable market environment.

Despite a substantial decrease in ***Costs*** in the Second Quarter (-8.4% to EUR 147 million) due to the cost reduction program, the ***Gross Operating Income*** recorded a 4.1% decrease (-1.1% at constant exchange rate). Over the First Half, the gross operating income is down 20.1%. The ***Cost / Income Ratio*** improved by 1 percentage point, costs experiencing a faster decrease than the revenues, and reached 62.7% in the Second Quarter 2003 (63.7% in the Second Quarter of last year).

The table below shows the contribution of each sub-segment to the gross operating income of the business line, while isolating the results of Dexia Bank Nederland and Kempen&Co, under Dexia Nederland Holding.

EUR million*	**Private banking** **		**Asset Management*** *		**Funds administration*** *		**Equity related activities** **		**Dexia Nederland Holding**	
	Q2 02	Q2 03	Q2 02	Q2 03	Q2 02	Q2 03	Q2 02	Q2 03	Q2 02	Q2 03
Revenues	80	74	35	35	53	50	9	8	75	68
Costs	-59	-56	-21	-21	-32	-35	-10	-10	-39	-25
GOI	22	18	14	14	20	15	-1	-2	36	43

* Without exceptional items, at a constant scope ** Excluding Dexia Nederland Holding

Private Banking revenues amounted to EUR 74 million, down 8,0% compared to the Second Quarter of last year (stable when compared to the First Quarter of the year). Costs decreased by 5.0%. Gross operating income was thus down 16.2%

The revenues from Asset Management activity increased slightly (+0.7%) and experienced a rebound of 15.2% compared to the First Quarter of the year. Costs declined by 0.5% and gross operating income grew moderately (+2.6%). When compared to the First Quarter of the year, the recovery in gross operating income is very strong (+47.1%).

Fund Administration revenues are down 5.3%, in relation to the decrease in assets under custody, in relation to a negative market effect. The good operational performance in the quarter and the new mandates won will only be reflected in terms of revenue in the coming quarters as commissions are paid a posteriori.

Equity Related activities have experienced a slight decrease of revenues in the difficult market environment.

Revenues generated by the two companies under Dexia Nederland Holding decreased by 9.1% compared to the Second Quarter of last year, to reach EUR 68 million. This evolution stems from two main factors: the absence of almost any production of share leasing contracts and the still very unfavorable market environment for these activities. Costs are decreasing strongly (-34.5%) due to the restructuring program put in place in the Netherlands. Gross Operating Income thus improved to EUR 43 million in the Second Quarter 2003.

4. Capital Markets and Treasury Activities

The results of these support activities in the other Group business lines declined, in line with the deliberate reduction of the capital allocated to this profit center. For example, proprietary-trading activity has been discontinued as of the end of the First Quarter 2003.

In terms of long-term funding, the Group issued nearly EUR 5 billion in the Second Quarter of 2003, bringing the total issued during the First Half of the year to EUR 11.9 billion. The average maturity of the resources collected amounts to 5.9 years.

The Credit Spread Portfolio's total outstanding amount has been reduced to EUR 42.6 billion at the end of June 2003 (EUR 46.3 billion as of the end of last year). This drop is partially linked to the decrease of the US Dollar exchange rate. The average life of the portfolio is slightly below 5 years.

Underlying Results (excluding exceptional items, pro forma)

EUR Million	Q2 02	Q2 03	Evol.	Evol. at constant exch. rate	H1 02	H1 03	Evol.	Evol. at constant exch. rate
Revenues	165	123	-25.7%	-20.8%	342	271	-20.9%	-16.7%
Costs	-40	-37	-7.2%	-5.2%	-86	-79	-8.3%	-6.3%
GOI	125	86	-31.7%	-25.9%	256	192	-25.1%	-20.3%
Net Income	85	72	-15.5%	-8.9%	196	149	-24.1%	-19.2%
C/I Ratio	24.4%	30.5%	-	-	25.2%	29.2%	-	-
ROEE*	28.4%	29.7%	-	-	32.7%	30.6%	-	-

* Return on economic equity, annualized

The decline in ***Revenues*** has to be viewed in light of the Group's decision to reduce the capital allocated to this line and of the very good performance recorded in the first two quarters of 2002. Revenues for the Second Quarter 2003 decreased by 25.7% to EUR 123 million compared to the Second Quarter 2002. This drop amounts to 20.8% at a constant rate of exchange. In the First Half, the decrease in revenues is more limited (-20.9%). They reached EUR 271 million. The decision to stop certain activities and to limit the capital allocated to these activities was taken in order to limit risks and volatility in this segment's results.

Gross Operating Income for Second Quarter 2003 was down 31.7%, costs declining at a slower pace than revenue.

The ***Cost / Income Ratio***, at 30.5%, increased compared to the First Quarter (24.4%), when revenues were particularly strong. Over the First Half, the deterioration of the ratio is significantly more limited: 29.2% in the first six months of 2003 as against 25.2% in the First Half of 2002.

Net income declined (-15,5%, and –8.9% at a constant rate of exchange) over the quarter to reach EUR 72 million, in line with a reduction of more than 18% of the economic equity allocated to the business line.

The ***Return on Economic Equity*** improved over the quarter (29.7% as compared to 28.4% in the Second Quarter 2002) and remains, during the First Half 2003 at a very good level (30.6% compared to 32.7% in the first six months of 2002).

5. Central Assets and Exceptional Items

a) Central Assets

Underlying Results (excluding exceptional items and at a constant scope)

EUR Million	Q2 02*	Q2 03*	H1 02*	H1 03*
Revenues	-3	+85	-36	+74
Costs	-63	-60	-110	-108
Gross Operating Income	-65	25	-145	-33
Net Income	-75	11	-144	-49

* Pro forma

Central assets record revenues mainly on excess capital, corporate holdings, currencies hedging contracts, and the central costs. Between the Second Quarter of 2002 and 2003, revenues increased (EUR +88 million), mainly due to the effect of two noticeable items. These were: i) EUR +43 million write-back on an equity portfolio marked to market; ii) EUR +13 million stemming from foreign exchange gains, notably linked to the hedging of US Dollar denominated revenues.

Contribution of Central Assets was positive in the Second Quarter in the amount of EUR +11 million (EUR +86

b) Exceptional Items

EUR Million	Q2 02	Q2 03	H1 02	H1 03
Revenues	+114	+3	+173	-1
Costs	-20	-13	-21	-16
Gross Operating Income	+94	-10	+152	-17
Cost of risk	-32	+13	-36	-10
Net Gains and write downs on LT investments	-10	-68	+7	-18
Taxes	+19	+59	+13	+50
Allowances (-), write backs (+) from GBRR	-1	+5	-5	+6
Net Income	+70	-6	+129	+6

Exceptional revenues decreased by EUR –111 million compared to the Second Quarter 2002, as the Group has not booked any capital gains on its OLO portfolio during the quarter, unlike what occurred in the Second Quarter of last year (EUR +49 million). On top of this, the Group had recorded, in the Second Quarter of 2002, a capital gain on the sale of its participation in Clearstream in the amount of EUR +75 million.

Regarding costs, a provision for restructuring had been booked last year in an amount of EUR -23 million; this year a provision for staff reduction at Dexia BIL Group has been allowed (EUR -15 million).

Regarding the cost of risk, an exceptional provision of EUR -32 million had been allowed to cover the credit risks on *share-leasing products* in the Second Quarter 2002, whereas a write back (in the amount of EUR +18 million) has been booked in the accounts this quarter; this contributes to a net write-back of the risk charge of EUR+ 13 million.

In the Second Quarter of the year, two particular lines of investments accounted for as Long Term Investments (Fortis and Veolia Environment) have been impaired for a total of EUR -68 million.

Regarding taxes, the deductible part of the impairment written on the shares of subsidiaries in The Netherlands has created a EUR +63 million tax credit. As the goodwill is deducted from equity, the impairment itself is neutral on the consolidated reserves.

As a whole, the contribution of the exceptional items to the Group's net income has been EUR - 6 million in the Second Quarter of this year, or EUR-76 million less than in the Second Quarter 2002.

Commenting on the results, Pierre RICHARD, CEO and Chairman of Dexia Management Board, declared:

"The Second Quarter of 2003 is, in all respects favorable and we are now back, barring any unexpected event, on the growth track. We have learned a lot from the difficult times we have gone through. We are determined, above all, to fulfill our commitments in terms of cost reductions, synergies, and integration processes and to pursue our rigorous risk policy. We will stick resolutely to this, but now with a more promising perspective in terms of revenues.

Regarding the full year 2003, considering the current situation of markets, Dexia thinks to be able to achieve an

Appendices

Main Balance Sheet Items

EUR billions	December 2002	June 2003	Evolution
Total Balance Sheet	350.9	353.4	*+0.7%*
Shareholder's Equity	9.1	9.0	*n.s*
Customer Deposits	85.3	86.8	*+1.7%*
Debt Securities	146.5	141.9	*-3.1%*
Customer loans	157.8	155.1	*-1.7%*
Bond, Equities, and Other Securities	121.9	128.9	*+5.7%*
Long-Term Investments	1.9	1.7	*-7.6%*

Group Equity Portfolios*

EUR millions	Book Value 30/06/2003	Market Value 30/06/2003	Capital gains / losses 30/06/2003
Long Term investments	**1,232**		
- **Quoted****	**748**	**778**	**+30**
- **Non quoted**	**484**		
Other shares	**2,074**		
- **Quoted**	**1,481**	**1,414**	**-67**
Of which money / bond mutual funds	*309*	*309*	
Booked in insurance companies	***627***	***512***	***-115***
Booked in banking companies	***854***	***902***	***+48***
- **Non-quoted**	**593**		
Of which money / bond mutual funds	*78*		

*Excluding market-to-market portfolios and third party risks (unit-linked products, etc.)

** *Of which*	Book Value 30/06/2003	Market Value 30/06/2003
Erste Bank	*53*	*91*
Fortis	*112*	*89*
Société Générale	*298*	*311*
Véolia Environnement	*127*	*120*
Autoroute du Sud de la France	*38*	*39*